August 7, 2021

Ms. Christina Fettig

US Securities & Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC  20549

RE:

Accounting Review

Forester Funds, Inc.

Dear Ms. Fettig:

Following are our responses to your comments from your accounting review of Forester Funds, Inc.

1.

Annual Report (Page 36) Positions held in the Fund.  Mr. Forester is the Chief Compliance Officer of the Fund, but this position is not included in his description.

ACTION: The position “Chief Compliance Officer” will be added to Mr. Forester’s description in the next Annual Report.

2.

Annual Report (Page 24) Significant Accounting Policy – Short Sales. The Commission asks why the Short Sales section is included if short selling is not a principal investment strategy and the SAI says that the Fund cannot make short sales.

ACTION: Item #3 on Page 24 “Short Sales” has been removed.  The statement in the SAI that the Fund cannot short stocks has been removed.  If the Fund should begin to short stocks in the future, it will consider if it is significant enough to include in Principal Investments Strategies.  At that time, it will also consider whether short sales would need to be added back to the financial statements.

3.

Annual Report (Page 38) In discussing what the Board considered to reapprove the management contract, the Directors compared the Fund’s expense ratio to the average expense ratio for funds in the Morningstar Long/Short Fund Category.  Please explain why this is the relevant comparable category.

ACTION: Morningstar is the largest data analytics company that follows mutual funds.  The Fund uses Index puts to manage downside risk when if believes that the market is overvalued.  Morningstar places funds that hedge risk with options in the Long/Short category.  Since the Fund is in the Long/Short category it seems relevant to compare itself to the average of the other funds in the category.

4.

Annual Report (Page 21) The Ratio of Expenses to Average Net Assets for 3/31/2021 for the Fund Class N shares has a footnote (a), but there is no footnote for this share class.

ACTION: This was an inadvertent omission and going forward the footnote will be included.

5.

Annual Report (Page 38) The Report notes that the Directors compared the performance of the Funds to indices.  Please add disclosure regarding what benchmark indices were compared and what peer group was compared against.

ACTION: Going forward, report will include disclosure regarding performance relative to indices and peer groups as well as what peer groups.

6.

Annual Report (Page 27) Transactions with Affiliates.  In future filings, disclose how often fees are paid.  Also, in future filings, please disclose what expenses are excluded from the admin fee.

ACTION: Going forward, the Fund will disclose how often fees are paid and what expenses are excluded from the admin fee.

7.

 Is the manager current with the service providers for the Fund?

ACTION: Yes the manager is current with payments to service providers for the Fund

8.

Annual Report (Pages 18 and 28) Page 28, section 6 Derivative transactions shows the average notional value of “Put Options Written” for the year to be $0.  However, Page 18 shows a realized gain on Options Written of $75,741 and an unrealized depreciation of $55,173.  Is the quarter end notional amount of put options written reflective of activity throughout the year?

ACTION: The Fund had a spread trade on for a couple of weeks in April, 2020.  A Spread is owning a higher strike and writing a lower strike.  This provides protection between the two strike prices but lowers the net premium paid and the implied volatility in the trade.  There were no such trades throughout the remainder of the fiscal year.  Therefore we believe that the quarter-end notional amount of put options written is reflective of activity throughout the year.

     9.

Annual Report (Page 28)   Section 6 Derivative Transactions.  In future filings for

net change for put options purchased please indicate that that information is also   in the investments line item in the Statement of Operations.

ACTION:  In future filings this will be done.

Best regards,

Forester Funds, Inc.

/s/ Thomas Forester

Thomas Forester

President

On behalf of the Funds, Thomas Forester, President of the Funds, acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Funds thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing.  Moreover, the Funds will not assert the affirmative action by the Commission to declare the Funds’ registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.